MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

December 6, 2017

Board of Directors
c/o Corporate Secretary
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

Dear Board Members:

We wrote to you on two prior occasions, September 26, 2017 and October 19, 2017, to express our ongoing concerns regarding the proposed merger (the "Transaction") between J. Alexander's Holdings, Inc. ("J. Alexander's" or the "Company") and 99 Restaurants, LLC ("99 Restaurants"). Our firm, Marathon Partners Equity Management, LLC ("Marathon Partners"), continues to own in excess of 900,000 shares of J. Alexander's, making us one of the largest shareholders of the Company. We reviewed the most up-to-date disclosures in the recently filed preliminary merger proxy statement (the "Proxy") and continue to believe the Transaction is not in the best interests of the Company's shareholders.

As we previously stated, relinquishing control of the Company for no premium is a gross perversion of the Board's fiduciary obligation to J. Alexander's shareholders, especially given the Board's conflicts of interest. The latest disclosures further highlight the Board's efforts in favor of Fidelity National Financial, Inc.'s ("FNF") Chairman, William P. Foley, II, and recent spin-off, Cannae Holdings, Inc., ("CHI"), at the expense of the Company's shareholders. We view the newly disclosed $500,000 per month Transition Services Agreement with CHI as a prime example of such an unearned accommodation. To that end, and in light of our repeated, serious concerns that have gone unaddressed, we remain strongly opposed to this poorly timed and ill-advised Transaction.

99 Restaurants, LLC
Key Financial Metrics & Year-Over-Year-Growth

	Q1'17	Q2'17	Q3'17	YTD Q3'17
Restaurant Sales	0.1%	0.9%	(0.7%)	0.1%
Operating Income, ex Preopening costs	(23.7%)	(17.0%)	(12.1%)	(17.9%)
Adjusted EBITDA	(9.1%)	(5.1%)	(2.1%)	(5.5%)
Average Check Per Guest	-	⬆ 1.9%	⬆ 1.8%	⬆ 1.7%
Weekly Average Guest Count	-	⬇ (1.9%)	⬇ (2.3%)	⬇ (2.1%)

Sources: J. Alexander's Holdings, Inc., Form PREM14A, 10/11/17.

J. Alexander's Holdings, Inc., Form PRER14A, 11/17/17.

Like many distressed casual dining concepts, 99 Restaurants' third quarter results continue to be highly challenged. Revenues remain stagnant while costs inflate, which erodes profitability. Downward trends in guest traffic are also highly concerning. In Q3 2017, the decline in year-over-year guest traffic accelerated to -2.3% from -1.9% in the prior quarter. For the year, traffic is down -2.1% versus the prior year. This speaks directly to the risks we have repeatedly pointed out to Board members: 99 Restaurants' low average check size, combined with a price sensitive customer base, would leave the company poorly positioned against inflating labor costs. The results above highlight that increases to the average ticket have an immediate and negative effect on guest traffic. Unfortunately for 99 Restaurants, attempts to increase the average check will likely be nullified by declines in traffic, leaving overall revenue flat and profitability down.

99 Restaurants built its franchise around a modest average check size, catering to a value-oriented customer with stringent price expectations; therefore, it is no surprise that the company's guest traffic has quickly responded in a negative manner to increases in the average check size in 2017. As input costs grow faster than check size, 99 Restaurants is left in the unenviable position of having few options available to combat higher expenses. The chart below illustrates 99 Restaurants' inability to meaningfully increase guest check size over the past decade.



Sources: O'Charley's, Inc., Form 10-K, 2009 - 2011.
J. Alexander's Holdings, Inc., Form PREM14A, 10/11/17.
J. Alexander's Holdings, Inc., Form PRER14A, 11/17/17.

Significant Headwinds

Changing dining habits, industry overcapacity, and labor inflation will continue to be significant headwinds to the industry in 2018. Many public restaurant companies have recently discussed expectations of labor inflation of approximately 3% to 6% next year. We estimate that such cost headwinds would set 99 Restaurants' operating profits back by $3 million to $4.5 million in 2018, absent other mitigating factors. This would reduce 99 Restaurant's EBITDA and operating income by 14% and 24%, respectively, at the midpoint versus our estimated 2017 results.

Industry Comments:

"We've been seeing this wage inflation roughly around the 3% to 4% range for a while. And we don't see anything in the horizon that says that it's going to come down."

Source: Darden Restaurants, Inc., Fiscal Q1 2018 Earnings Conference Call, 9/26/17.

"We anticipate approximately 4% labor inflation in 2018."

Source: Bloomin' Brands, Inc., Fiscal Q3 2017 Earnings Conference Call, 11/3/17.

"We would expect those wage rates to be, and again, in that mid-3s%, that 3% to 4% kind of range…"

Source: Brinker International, Inc., Fiscal Q4 2017 Earnings Conference Call, 8/10/17.

"So, we've been experiencing, I would say, 5% to 6% wage inflation through the course of this year. And as we look out as well into 2018, I think we don't see that abating. We see similar levels of inflation risk in 2018."

Source: Del Frisco's Restaurant Group Inc., Fiscal Q3 2017 Earnings Conference Call, 10/13/17.

"And so, look, we're in an environment where we know maybe perhaps the alternative in the past has been to take price to offset some of this cost, and that ability just doesn't exist, probably hasn't in casual dining for a long time"

Source: Red Robin Gourmet Burgers, Inc., Fiscal Q2 2017 Earnings Conference Call, 8/8/17.

While we acknowledge there may be ways to address rapidly rising labor costs in the sector, we believe 99 Restaurants' ability to sidestep cost inflation is exceedingly low. This reality has revealed itself in operating results this year. As shown above, increases in check prices are likely to be met with continued declines in restaurant traffic. Furthermore, reductions in benefits or labor hours may provide some temporary relief to 99 Restaurants, but such tactics also lead to increased employee turnover, which can increase other operating costs. Reducing food quality is another cost-saving measure that will invariably come at the expense of customer satisfaction. As a mature dining concept catering to a highly price sensitive consumer with a low average check size, 99 Restaurants has no effective way to avoid this issue other than absorbing the hit to its profits.

Overly Optimistic Projections

99 Restaurants, LLC
Management Sales Forecast - 2017

	Actual Q1'17	Actual Q2'17	Actual Q3'17	Implied Q4'17	FY 2017 Estimate
Restaurant Revenue	$70,593	$72,679	$71,424	$98,414	$313,100
YoY	*0.1%*	*0.9%*	*(0.7%)*	***10.0%***	*3.0%*

Dollars in thousands

Sources: J. Alexander's Holdings, Inc., Form PREM14A, 10/11/17.

J. Alexander's Holdings, Inc., Form PRER14A, 11/17/17.

99 Restaurants' current revenue projections for 2017 are approximately $313 million, representing 3% growth over prior year results. With Q3 2017 results reported, these full year projections from management appear overly optimistic and increasingly unattainable. To meet management's 2017 revenue projections, we estimate 99 Restaurants must grow sales by 10% in Q4 2017. Since the company is not adding many new units, most of the sales growth required to meet targets will need to come from existing restaurants, which has been an area of weakness over the first three quarters of 2017. We note that on the Q3 2017 earnings call, the Company's Chairman and CEO, Lonnie Stout, mentioned that 99 Restaurants' same-store-sales have turned "positive" in Q4 2017. This is hardly something to celebrate, considering 99 Restaurants is beginning to lap easier year-over-year comparisons, as same-store-sales were up only 0.1% in Q4 2016.

Sponsor Interest

We are confident there are multiple sponsors who understand the unique value of the J. Alexander's franchise but are loath to pursue anything other than a purely friendly transaction with management. Because of the unorthodox no shop provision that J. Alexander's gave away on itself to the sellers of 99 Restaurants, private equity sponsors – whose franchises are built upon friendly transactions with management teams – are highly unlikely to approach the company to discuss a potential buyout. If the 99 Restaurants deal is voted down by shareholders, we are confident that interested sponsors would approach J. Alexander's to inquire about a potential buyout of the Company.

We believe a process to sell J. Alexander's to an unaffiliated buyer would lead to a significantly better result for shareholders versus giving away control of the Company in exchange for a poorly positioned and profit-challenged casual dining concept such as 99 Restaurants. As a large shareholder of J. Alexander's, our vote against the 99 Restaurants Transaction can also be viewed as a vote for the Board to pursue a more shareholder-friendly transaction of selling the Company in a fair and open process.

Follow-Up Questions

On J. Alexander's Q3 2017 earnings call, we were prevented from asking critical questions about the Transaction. Perhaps this is because we do not conform to management's false narrative of this Transaction as a wonderful deal for shareholders of the Company. Being that management chose to restrict our ability to ask questions, we shall take this opportunity to ask them of the Board:

1. What level of inflation in restaurant labor and related costs is management projecting for 2018?

2. With less than 30 days remaining in Q4 2017, is 99 Restaurants still on track to meet management's revenue estimates provided in the proxy, and if not, will the projections for 2017 and beyond be reduced?

3. If these financial projections are reduced, will J. Alexander's provide its shareholders with new projections before they vote on the Transaction?

4. Why did management of J. Alexander's find it necessary to engage FNF/CHI in such a lucrative, $500,000 per month, Transition Services Agreement?

Currently, J. Alexander's is being valued at a slight discount to 99 Restaurants on an EBITDA basis over the last twelve months. This is clearly a losing transaction for the Company's shareholders as 99 Restaurants is poorly positioned in the current environment and a far less attractive property overall than J. Alexander's. Barring something short of a spectacular turnaround in Q4 2017, it appears that 99 Restaurants will miss its revenue projections for 2017. These critical projections, which now appear to be in doubt, have surely influenced the Board as they pursued the Transaction.

The level of intellectual dishonesty being used to justify this value-destroying Transaction is high. If William Foley and the Board truly believe in the merits of the Transaction, then FNF/CHI should offer value-protecting instruments, such as contingent value rights to J. Alexander's shareholders, to assure the closure of the Transaction. Given the projections in the Proxy, such protection for the J. Alexander's shareholders would end up having zero cost to FNF/CHI.

Sincerely,

Mario D. Cibelli
Managing Member